PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
TO PROSPECTUS DATED AUGUST 12, 2014	Registration No. 333-194475

MELROSE BANCORP, INC.

(Proposed Holding Company for Melrose Cooperative Bank)

Up to 2,990,000 Shares of Common Stock

(Subject to Increase to up to 3,438,500 Shares)

This supplements the prospectus of Melrose Bancorp, Inc. dated August 12, 2014 and is directed to persons who, together with their associates or together with persons acting in concert with them, subscribed to purchase the maximum number of shares permitted to a group in the subscription offering. This prospectus supplement should be read together with the prospectus.

To facilitate the sale of additional shares, we are increasing the number of shares that a person together with his or her associates, or a group of persons acting in concert, may purchase in the subscription offering. We are not, however, increasing the maximum individual purchase limit.

We have increased the amount of stock that may be purchased such that you, together with any associates, or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 60,000 shares ($600,000) of common stock.

Our records indicate that you, together with your associates, or together with persons acting in concert with you, have submitted orders in the subscription offering for 40,000 shares ($400,000), and that you or your associates indicated on your order form your desire to increase your purchase.

You may increase your group order by up to an additional 20,000 shares ($200,000) by submitting the enclosed supplemental stock order form, with full payment for the additional shares ordered at a purchase price of $10.00 per share. Payment for additional shares ordered must be made by bank check or money order or by authorization of withdrawal from a deposit account at Melrose Cooperative Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and Melrose Cooperative Bank line of credit checks will not be accepted as payment for additional shares ordered. If you would like to pay by wire transfer, contact the Stock Information Center for instructions. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. Completed supplemental stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by 2:00 p.m. Eastern Time, on October 1, 2014.

Completion of the conversion and offering is subject to certain conditions.

Completion of the conversion and offering remains subject to receipt of final regulatory approvals and the sale of at least 2,210,000 shares of common stock, which is the minimum of our offering range. We do not intend to extend the subscription offering beyond October 1, 2014, and we do not intend to commence a community offering.

Melrose Bancorp, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 15 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, any other government agency or the Share Insurance Fund.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Massachusetts Division of Banks, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods

A Stifel Company

For assistance, please contact the Stock Information Center at (877) 821-5778.

The date of this prospectus supplement is September 24, 2014.